                                                                     EXHIBIT 4.2

                               AMENDMENT NO. 1 TO
           FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                         SUNOCO LOGISTICS PARTNERS L.P.

       This Amendment No. 1 (this "Amendment No. 1") to the First Amended and Restated Agreement of Limited Partnership of Sunoco Logistics Partners L.P. (the "Partnership") is entered into effective as of February 8, 2002, by Sunoco Partners LLC, a Pennsylvania limited liability company (the "General Partner"), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

       WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain First Amended and Restated Agreement of Limited Partnership of the Partnership dated as of February 8, 2002 (the "Partnership Agreement");

       WHEREAS, Section 13.1(d)(iv) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the General Partner, is required to effect the intent expressed in the Registration Statement on Form S-1, as amended (No. 333-71968) as filed under the Securities Act of 1933, as amended (the "Registration Statement");

       WHEREAS, acting pursuant to the power and authority granted to it under
Section 13.1(d)(iv) of the Partnership Agreement, the General Partner has determined that the following amendments to the Partnership Agreement are required to effect the intent expressed in the Registration Statement.

       NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

       Section 1.   Amendment.

       (a) The last sentence in the definition of "Adjusted Operating Surplus" in Section 1.1 is hereby amended in its entirety to read as follows:

           "Adjusted Operating Surplus does not include the $15.0 million portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus."

       (b) Paragraph (a) of the definition of "Operating Surplus" in Section 1.1 is hereby amended in its entirety to read as follows:

           ""Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

                    (a) the sum of (i) $15.0 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less"

       Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

       Section 3. Governing Law. This Amendment No. 1 will be governed by and construed in accordance with the laws of the State of Delaware.

       IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 1 as of the date first set forth above.

                                      GENERAL PARTNER:

                                      SUNOCO PARTNERS LLC


                                      By:    /s/ Deborah M. Fretz
                                             -----------------------------------
                                      Name:  Deborah M. Fretz
                                      Title: President and Chief Executive